RECD S.E.C.

MAR 0 4 2002

519

SECURITIES AND EXCHANGE COMMISSION

02019164

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc of America Futures Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive Suite 2800

(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George C. Carp (704) 386-2114

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

PROCESSED

MAR 1 4 2002

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George C. Carp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of America Futures Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Geo C Carp

Signature

Chief Financial Officer & SVP

Title

Kelly W. Wanemaker

Notary Public

My Commission Expires Jan. 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Banc of America Futures, Incorporated
(a wholly owned subsidiary of Bank of America
Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Futures, Incorporated (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

Banc of America Futures, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Financial Condition
December 31, 2001
(Dollars in Thousands)

Assets	
Cash and cash equivalents	$ 96,224
Cash and cash equivalents segregated under federal and other regulations	82,857
Securities borrowed from affiliates	4,216,703
Due from correspondent brokers and dealers:	
Customers segregated under federal regulations	331
Noncustomers and nonregulated customers	6,343
Due from clearing organizations:	
Customers segregated under federal regulations	12,207
Noncustomers	1,718
Guarantee deposits with exchanges	73,226
Due from noncustomers	3,623
Memberships in exchanges, at cost (market value of $7,818)	2,222
Other assets	1,480
Total assets	$ 4,496,934
Liabilities and Stockholder's Equity	
Liabilities:	
Securities loaned to affiliates	$ 4,216,703
Due to clearing organizations:	
Customers segregated under federal regulations	1,134
Noncustomers and nonregulated customers	2,433
Due to customers	89,668
Due to noncustomers and nonregulated customers	110,960
Accounts payable and accrued liabilities	8,194
Total liabilities	4,429,092
Total stockholder's equity	67,842
Total liabilities and stockholder's equity	$ 4,496,934

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION

Banc of America Futures, Incorporated (the "Company"), a wholly owned subsidiary of Bank of America Corporation (the "Corporation"), is a registered broker/dealer, futures commission merchant and clearing member of principal commodity exchanges in the United States and Europe. The Company provides clearing and execution services to affiliates and customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or at amounts that approximate fair value due to the short maturity of the instruments.

Income Taxes

The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Corporation and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled among the companies as if each company had filed separate returns. Payments are made by those companies with net liabilities on a separate return basis. Companies with losses or excess credits on a separate return basis receive payment for the related tax benefits when they would be utilized in their separate returns or in the consolidated or combined returns.

(Dollars in Thousands)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are conducted on a back-to-back basis with affiliates and included in the Statement of Financial Condition at their contract value. Borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Translation of Foreign Currencies

The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board Statement No. 52, *Foreign Currency Translation*. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Receivables From and Payables to Customers and Noncustomers

Receivables from and payables to customers and noncustomers represent balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures contracts. Marketable customer owned securities consisting primarily of U.S. Government securities are held by the Company as collateral for receivables from customers. At December 31, 2001, customer owned securities of $6,491, held by the Company in safekeeping under the Commodity Exchange Act, are not included on the Statement of Financial Condition. A portion of these securities has been deposited as margin with exchange clearing organizations. Also, the net value of customers' options on futures positions of $168 at December 31, 2001 are not reflected on the Statement of Financial Condition.

Guarantee Deposits with Exchanges

Guarantee deposits with Exchanges represent cash ($1,542) and securities owned ($71,684) on deposit with the exchanges as collateral for transactions executed with the exchanges. Securities owned consist primarily of money market mutual funds and US Treasury bills, which are carried at market value. Approximately $18,566 of these securities represents guarantee deposits maintained at clearing organizations, the remaining $53,118 consists of money market mutual funds and US government securities pledged with clearing organizations as margins for clearing the trades of affiliates.

(Dollars in Thousands)

Exchange Memberships

Exchange memberships owned and used by the Company in its operations are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no impairments during 2001.

NOTE 3. SEGREGATION OF FUNDS

The Company is required under the Commodity Exchange Act to segregate assets at least equivalent to balances due to customers trading in regulated futures and options on futures contracts domiciled in the United States and customers trading on foreign futures markets. At December 31, 2001, the Company is in compliance with these segregation requirements.

NOTE 4. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer that is also registered as a futures commission merchant to maintain adjusted net capital equal to or above the greater of its requirements under Rule 15c3-1, or 4 percent of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder. At December 31, 2001, the Company had adjusted net capital of $60,514, which was $56,661 in excess of the minimum required to be maintained.

NOTE 5. INCOME TAXES

At December 31, 2001, the Company had a deferred income tax asset of approximately $399. At December 31, 2001, the Company had taxes payable to the Corporation of approximately $6,014 which is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

(Dollars in Thousands)

NOTE 6. RELATED PARTY TRANSACTIONS

The Company provides clearance services for the Corporation and other affiliates of the Corporation. At December 31, 2001, the Statement of Financial Condition includes the following balances between the Company, the Corporation and other affiliates of the Corporation:

Cash and cash equivalents	$ 176,787
Securities borrowed from affiliates	4,216,703
Other receivables	34
Securities loaned to affiliates	4,216,703
Due to noncustomers and nonregulated customers, net	84,139
Accounts payable and accrued liabilities, including tax payable to the Corporation	6,014

The Corporation provides certain administrative services to the Company. These services include payment of the Company's payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses. The Corporation allocates to the Company a portion of the expenses related to these expenditures.

Subordinated debt in the amount $22,000 was obtained from the Corporation. Interest on the debt was based on "adjusted LIBOR," which is defined as the Corporation's Corporate Treasury Division's LIBOR rate quoted two days prior to the rate period plus .40%. Interest was payable monthly on the last business day of each month. Principal and interest due on the subordinated debt was repaid during 2001.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Off-balance sheet market risk of futures and options positions undertaken by the Company's customers and affiliates is borne by such entities. The Company's operational credit risk is primarily limited to amounts due from brokers, dealers, exchanges, clearing organizations, customers and noncustomers. Transactions in futures contracts are conducted through regulated exchanges for which the Company, its customers and other counterparties are subject to margin requirements and are settled in cash on a daily basis, thereby minimizing credit risk. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

In the normal course of business, the Company invests in U.S. Government obligations and other short-term instruments with U.S. financial institutions or U.S. branches of major foreign banks, which represent concentrations of credit risk. Management does not anticipate that losses, if any, as a result of credit risk would materially affect the Company's financial position.

NOTE 8. EMPLOYEE BENEFITS

The Corporation has established qualified retirement plans covering all full-time, salaried employees and certain part-time employees of the Company. In addition to providing retirement benefits, the Corporation also provides health care and life insurance benefits for active and retired employees of the Company. Substantially all of the Company's employees may become eligible for post-retirement benefits of the Corporation if they reach early retirement age while employed by the Company and they have the required number of years of service. Certain current retirees are eligible for different benefits attributable to prior plans. The Corporation also maintains several defined contribution savings and profit sharing plans in which employees of the Company may participate. Certain employees of the Company also participate in the Corporation's stock-based compensation plans, which provide for the issuance of the Corporation stock related awards, such as stock options and restricted stock. Additional disclosures related to employee benefits are included in the 2001 Annual Report of Bank of America Corporation.

Banc of America Futures, Incorporated

Statement of Financial Condition

At Year Ended December 31, 2001

Available for Public Use